Exhibit (d)(12)

June 14, 2014

(revised)

Lance Smith

Delivered via electronic mail

Dear Lance,

We are pleased to extend you an offer of employment with SanDisk Corporation (“SanDisk” or the “Company”), contingent upon and effective at the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Flight Merger Sub, Inc., and Fusion-io, Inc. (“Fusion”) (collectively, the “Acquisition”). Your acceptance of this Offer Letter is a material inducement to the Company’s execution and delivery of the Merger Agreement.  If all of the contingencies of this offer of employment are satisfied then, on the closing of the Acquisition (the “Closing Date”), you will become an employee of the Company or, if the Company elects to operate the acquired businesses as one or more subsidiaries, an employee of the applicable subsidiary (whichever case applies, the “Company”) on the following terms.  In the event that the Acquisition is not consummated, this Offer Letter and all attachments will automatically terminate and be of no further force or effect.  Capitalized terms used but not defined in this Offer Letter shall have the meanings assigned to such terms in the Merger Agreement.

Your title will be Senior Vice President and General Manager, reporting to Sanjay Mehrotra.  You will have responsibility for product marketing and research and development for the acquired business and such other duties and responsibilities as may be assigned to you by the Company.  Notwithstanding the foregoing, your duties and responsibilities shall not include authority over, responsibility for or duties with respect to Operations or ION Accelerator and ioControl business/product lines.  Your starting base compensation will be $425,000 on an annual basis, paid bi-weekly and subject to applicable tax withholding. You shall devote your full efforts and energies to performing all services and acts necessary or advisable to fulfill the duties and responsibilities of your position, and you shall render such services on the terms set forth herein.  By signing this Offer Letter, you confirm with the Company that you are under no contractual or other legal obligations that would prohibit you from accepting this offer of employment or performing your duties with the Company.

On the Closing Date, your options to purchase Fusion common stock (the “Fusion Options”) will be cancelled and converted into the right to receive an amount in cash in accordance with the terms of the Merger Agreement, payable pursuant to the terms set forth in the Merger Agreement.  Your unvested options to purchase Fusion common stock with an exercise price less than the Offer Price (as defined in the Merger Agreement) will be assumed by SanDisk and will become exercisable to purchase SanDisk common stock, with the number of shares of common stock and the exercise price adjusted to reflect differing values of Fusion and SanDisk common stock as provided in the Merger Agreement.  Any unvested options to purchase Fusion common stock with an exercise price higher than the Offer Price (as defined in the Merger Agreement) will be cancelled without consideration as provided in the Merger Agreement.  In addition, your Fusion restricted stock units will be assumed by SanDisk and will be converted into restricted stock units of SanDisk, with the number of shares of common stock adjusted to reflect differing values of Fusion and SanDisk common stock as provided in the Merger Agreement.  Your assumed options and RSUs will continue to be subject to the terms and conditions of the applicable Fusion equity incentive plan and the award agreements under which they were granted (including terms relating to vesting), except that each reference to Fusion will be deemed to be a reference to SanDisk.

Following your commencement of employment with the Company, you will be eligible to participate in the Company’s Bonus Plan (the “Plan”) pursuant to the terms of the Plan.  Your target bonus under the Plan is 80% of your eligible non-equity based compensation following the Closing Date.  Payment of this discretionary bonus will be pro-rated for the year in which the Acquisition closes (calculated from the commencement of your employment with the Company) and is subject to the Company’s performance against profit and other strategic objectives as determined by the Company’s Board of Directors and your individual performance for the Company’s relevant fiscal year, and therefore your actual bonus payout may differ from your bonus target.  The Plan replaces any existing Fusion bonus plans after the Closing Date, and you will not be eligible to receive any payments from SanDisk under any Fusion bonus plans in which you participated prior to the Closing Date.  In addition, you must be employed with the Company at the time bonuses are paid to be eligible to receive any bonus payment under the Plan.

As soon as administratively feasible after you start your employment, SanDisk’s management will recommend to the committee authorized by SanDisk’s Board of Directors to approve proposed equity grants (collectively, the “Company Equity Awards”) that you be granted:

i)                 An option to purchase 25,000 shares of SanDisk Common Stock.  The exercise price of any option granted to you will be the closing price of SanDisk Common Stock on the date of grant.  Generally, option shares vest over a four year period according to the following schedule if the applicable vesting requirements, including your continued employment with SanDisk, are satisfied:  25% of the option shares vest on the one-year anniversary of the grant date; thereafter, the remaining option shares vest in 12 successive equal quarterly installments, measured from the one-year anniversary of the grant date.  Upon approval, the specific terms and conditions of your option grant, including the applicable vesting schedule will be provided to you after the date of the award.

ii)              30,000 Company RSUs, which represent the right to receive 30,000 shares of SanDisk Common Stock upon the satisfaction of the applicable vesting requirements. Generally, Company RSUs vest 25% per year over four years if the applicable vesting requirements, including your continued employment with SanDisk, are satisfied. Upon approval, the specific terms and conditions of your RSU grant, including the applicable vesting schedule, will be provided to you after the date of the award.  RSU grants are typically awarded in the month following an individual’s start date.

Any information contained in this letter that relates to the terms and vesting of an equity award is provided for your convenience only.  If you have been provided with an equity award, please refer to your equity award agreement(s), once available, for complete terms and conditions. In the event of a conflict between the information contained in this letter and your equity award agreement(s), the terms contained in your equity award agreement(s) shall prevail.

In addition, as soon as administratively feasible following the date on which your employment with the Company commences, you will be eligible to participate in the Company’s benefits programs available to U.S. employees, including medical, dental, vision, employee assistance, paid time off, life insurance and disability programs, subject to the terms and conditions of the applicable plans or programs.  You will also be eligible to participate in the Company’s 401(k) Plan and in the Company’s Employee Stock Purchase Plan (“ESPP”), subject to the terms and conditions of the respective plans.  In order to participate in the ESPP, you must be employed on and enroll by the 15th business day of the month in February or August to enroll for an applicable six-month time period. The actual date on which you will become eligible to participate in other plans and programs will be determined following the Closing Date.

Upon your commencement of employment with the Company, you will receive full credit for your length of service as an employee of Fusion for purposes of paid time off and benefits eligibility under the Company’s benefit plans, subject to applicable law and the terms and conditions of the respective plans and the Merger Agreement.

By accepting this offer of employment with the Company, you acknowledge and agree that effective as of the Closing Date, that certain Involuntary Termination Severance Agreement between you and Fusion, dated August 11, 2010 (the “Severance Agreement”) and that certain Offer Letter dated April 29, 2008, as amended (the “Prior Offer Letter” and, together with the Severance Agreement, the “Prior Agreements”) shall terminate and you shall no longer have, and you hereby waive effective as of such date, any rights, interests and entitlements you may have under the Prior Agreements.  Notwithstanding the foregoing, in the event your employment is terminated by the Company without “Cause” (as defined below) or by you for “Good Reason” (as defined below) during the 12-month period following the Closing Date, you will be eligible to receive the same payments and benefits as would have been provided to you pursuant to Section 3(b) of the Severance Agreement had your employment terminated immediately prior to the Closing Date, subject to your execution and non-revocation of a release agreement in a form generally used by the Company for such purposes, and such release agreement becoming effective, within 60 days following the date of your termination of employment; provided, however, that any acceleration of unvested equity awards resulting from your termination of employment shall be limited to the Fusion Options and Fusion RSUs assumed by the Company pursuant to the terms of the Merger Agreement and shall not include the Company Equity Awards to be recommended for grant by the committee authorized by SanDisk’s Board of Directors to make such grants. Any cash amounts that become payable to you will be paid to you on the 65th day following the date your employment terminates, subject to your compliance with the release requirement described above.  You acknowledge and agree that, notwithstanding the terms of the Severance Agreement or this Offer Letter, in the event your employment terminates for any reason by you or by the Company after such 12-month period following the Closing Date, you shall not be entitled to any payments or benefits under this Offer Letter, the Severance Agreement or under any other offer letter or employment, retention, incentive or equity plan, policy, agreement or arrangement in which you participate or which you have entered into with Fusion prior to the Closing Date, and you hereby irrevocably waive, effective immediately after the 12-month period following the Closing Date, any and all rights to any such payments or benefits as a result of the termination of your employment.

For purposes of this Offer Letter, “Cause” shall mean any of the following occurring during your employment by the Company (except with respect to clause (v) below): (i) material personal dishonesty by you involving Company business or participation in a fraud against the Company, or breach of your fiduciary duty to Company; (ii) indictment or conviction of a felony or other crime involving moral turpitude or dishonesty; (iii) your willful material refusal to comply with the lawful requests made of you by the Board reasonably related to your employment by the Company and the performance of your duties with respect thereto (but which shall not include a request to waive or amend any portion of this Offer Letter or to consent to an action that would result in your loss of right under this Offer Letter); (iv) material violation of the Company’s policies, after written notice to you and an opportunity to be heard by the Board and your failure to fully cure such violations within a reasonable period of time of not less than thirty (30) days after such hearing; (v) threats or acts of violence in the workplace; (vi) unlawful harassment in the course of any business activity of any employee or independent contractor of the Company; (vii) theft or unauthorized conversion by or transfer of any Company asset or business opportunity to you or any third party; or (viii) a material breach by you of any material provision of this Offer Letter or any other agreement with the Company after written notice to you and an opportunity to be heard by the Board and his failure to fully cure such breach within a reasonable period of time of not less than thirty (30) days after such hearing.

For purposes of this Offer Letter, “Good Reason” shall mean your resignation within ninety (90) days following the expiration of any Company cure period as applicable (discussed below) following the occurrence of one or more of the following, without your express written consent:  (i) a material reduction of your duties, authority or responsibilities, relative to your title, duties, authority or responsibilities as in effect on the Closing Date pursuant to the terms of this Offer Letter or thereafter;  (ii)  a material reduction of your base compensation (in other words, a material reduction in your base salary or bonus or benefits) as in effect on the Closing Date pursuant to the terms of this Offer Letter or thereafter other than reductions implemented as part of an overall Company-wide reduction program that is applied similarly to all executive officers and is no more than 20%; (iii) a material change in the geographic location at which you must perform services (in other words, your relocation to a facility or an office location more than a 50-mile radius from your location as of immediately prior to the Closing Date); or (iv)  a material breach by the Company of a material provision of this Offer Letter.  Notwithstanding the foregoing, you and the Company acknowledge and agree that the acquired business will be subject to an integration process following the closing of the Acquisition and that product lines and business activities (for example, ION Accelerator or ioControl) may move to other business units within the Company and, accordingly, nothing herein shall in any way limit the Company from taking any action with respect to the acquired business or any portion thereof, including without limitation any sale or disposition of all or any portion of the business, any reduction in force of employees of the business or any other action that the Company deems in the best interest of Company and its shareholders and no such action, including any effect such action may have on your duties, authority or responsibilities, shall be deemed to constitute “Good Reason” under this Offer Letter.

Notwithstanding the foregoing, but limited to the circumstances described above in subsections (i) — (iii), you agree not to resign for Good Reason without first providing the Company with written notice of the acts or omissions constituting the grounds for Good Reason within ninety (90) days of the initial existence of the grounds for Good Reason and to allow the Company a reasonable cure period of thirty (30) days following the date of such notice.

In addition to the closing of the Acquisition, your employment with the Company is contingent upon the following:

•                  Your ability to show satisfactory proof of identity, authorization to work in the United States, and if applicable, our ability to obtain an export license or other approval that may be required by the U.S. Government.  Please bring the appropriate verification documents, as outlined on the back of the Form I-9 contained in this packet, on your first day of employment with the Company.  In addition, you will also need to bring the original or a copy of your Social Security Card to verify your name as it is on file with the Social Security Administration.  This is important for purposes of payroll processing and end of year withholding statements.

•                  Your execution of our Proprietary Information and Inventions Agreement, attached hereto as Exhibit A.

•                  Your signed acknowledgement of SanDisk’s Code of Business Conduct and Ethics, and annual acknowledgements thereafter.

Please understand your employment is “at will,” voluntarily entered into and is for no specific period. As a result, you are free to resign at any time, for any reason or for no reason. Similarly, the Company is free to conclude its at-will employment relationship with you at any time, with or without cause, and with or without notice. This at-will relationship cannot be altered unless specifically set forth in writing and signed by both you and the CEO of the Company.

This Offer Letter (together with its attachment(s)) is the complete agreement regarding your employment terms, and with the exception of agreements relating to proprietary information and assignment of intellectual property rights, will supersede and replace any prior agreements with respect to or in connection with your employment with Fusion and/or the Company (written or verbal) between you and Fusion and/or you and the Company, including, without limitation, any agreements which may have provided for equity awards, fringe benefits, severance or other termination benefits that may have existed at any time prior to closing of the Acquisition and you hereby waive your right to any such equity awards, fringe benefits, severance or other termination benefits, except as expressly provided for herein.

It is the intent of the parties that payments and benefits under this Offer Letter comply with, or be exempt from, Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and, accordingly, to the maximum extent permitted, this Offer letter shall be interpreted and administered consistent with such intent.  With respect to expenses eligible for reimbursement under the terms of this Offer Letter:  (i) the amount of such expenses eligible for reimbursement in any taxable year shall not affect the expenses eligible for reimbursement in another taxable year; and (ii) any reimbursements of such expenses shall be made no later than the end of the calendar year following the calendar year in which the related expenses were incurred, except, in each case, to the extent that the right to reimbursement does not provide for a “deferral of compensation” within the meaning of Section 409A of the Code.  In addition, your right to reimbursement (or in-kind benefits) cannot be liquidated or exchanged for any other benefit or payment.  Notwithstanding anything contained herein to the contrary, to the extent required to avoid accelerated taxation or tax penalties under Section 409A of the Code, you will not be considered to have terminated employment for purposes of this Offer Letter and no payments will be due to you under this Offer Letter that are payable upon your termination of employment until you would be considered to have incurred a “separation from service” from the Company within the meaning of Section 409A of the Code.  In addition, for purposes of this Offer Letter, each amount to be paid or benefit to be provided to you pursuant to this Offer Letter shall be construed as a separate identified payment for purposes of Section 409A of the Code and any payments described herein that are due within the “short term deferral period” as defined in Section 409A of the Code shall not be treated as deferred compensation unless applicable law requires otherwise.  Notwithstanding anything contained herein to the contrary, if you are a “specified employee,” as defined in Section 409A of the Code, as of the date of your separation from service, then to the extent any amount payable under this Offer Letter (i) constitutes the payment of nonqualified deferred compensation, within the meaning of Section 409A of the Code, (ii) is payable upon your separation from service and (iii) under the terms of this Offer Letter would be payable prior to the six-month anniversary of your separation from service, such payment shall be delayed until the earlier to occur of (A) the six-month anniversary of the separation from service or (B) the date of your death.

In the event that the Acquisition is not consummated, this Offer Letter and all attachments will automatically terminate and be of no further force or effect.

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We look forward to having you join our team.  We think you will find that the Company provides a unique, rewarding work experience.

Please contact me if you have any questions regarding this offer of employment.

/s/ Tom Baker
Tom Baker
Senior Vice President, Human Resources
SanDisk Corporation

Please indicate acceptance of this offer by faxing or emailing a .pdf of this form and its attachments with your signature(s) to the attention of Tom Baker at tom.baker@sandisk.com or 408-801-8544.

I agree to and accept the enclosed offer to continue employment with the Company.  My start date will be the date of closing of the Acquisition.

/s/ Lance Smith
Lance Smith
June 15, 2014
Date

This employment relationship is a voluntary one, and you and the Company can terminate this relationship at any time with or without cause and with or without notice.